Industrias Bachoco Completes Acquisition of American Poultry Company, "O.K. Industries, Inc."

CELAYA, Mexico, Nov. 2, 2011 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco), Mexico's leading producer and processor of poultry and other food products, announced today that the Company has successfully concluded the process of acquiring the American poultry company, O.K. Industries, Inc. ("O.K.").

In press release issued on October 28, 2011, Bachoco announced it had reached an agreement to acquire O.K. an American Company. Now that all requirements have been met, the acquisition of O.K. is complete.

The total amount paid for O.K. was approximately US$ 95 million, taking into account primary working capital needs. The amount was paid in cash, part of which came from utilizing one of Bachoco's credit lines and the remainder from Bachoco's own resources. In its third quarter 2011 results, Bachoco announced cash and cash equivalents of US$ 236 million as of September 30, 2011.

No debt was assumed from O.K. who's normalized EBITDA is estimated to be approximately US$ 20 million per year.

Bachoco reiterates that O.K. will continue operating under the same name and brands, with basically the same management team while maintaining its nearly 4,000 local workers.

Mr. Rodolfo Ramos, Bachoco's Chief Executive Officer, stated: "We are very pleased to complete this acquisition and extend a warm welcome to all our new staff members and suppliers. I am very confident that working together, we will provide excellent service and quality products to all of our current and new customers."

Company Description:

Industrias Bachoco is the leader of the Mexican poultry industry and an important player in Mexico's food industry. Its main product lines are chicken, table eggs, balanced feed and swine. Founded in 1952, Bachoco is headquartered in Celaya, in the state of Guanajuato in central Mexico with operations that span the country, including more than 700 facilities and 60 distribution centers. Bachoco trades on Mexican Stock (BMV) under the ticker symbol of BACHOCO and in the New York Stock Exchanges (NYSE) under the ticker IBA. For the year ended December 31, 2010, the Company reported Net Sales of over US$ 2 billion.

Disclaimer:

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco